CUSIP No. 85788D100	Page 1 of 19

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Stealth BioTherapeutics Corp

(Name of issuer)

Ordinary Shares, par value $0.0003 per share

(Title of class of securities)

85788D100

(CUSIP number)

Morningside Venture (I) Investments Limited

C/O THC Management Services S.A.M.,

2nd Floor,

Le Prince De Galles

3-5 Avenue DesCitronniers

Monaco, MC 98000

011-377-97-97-47-37

with a copy to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

(Name, address and telephone number of person authorized to receive notices and communications)

February 20, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85788D100	Page 2 of 19

(1)	Names of reporting persons Morningside Venture (I) Investments Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 266,701,555 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 266,701,555 (1)

(11)	Aggregate amount beneficially owned by each reporting person 266,701,555 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 64.4% (2)
(14)	Type of reporting person (see instructions) CO

(1)	The Ordinary Shares beneficially owned may be exchanged into American Depositary Shares on a twelve-for-one basis.
(2)

Based on 413,298,719 Ordinary Shares outstanding following the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated February 14, 2019 and filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2019.

CUSIP No. 85788D100	Page 3 of 19

(1)	Names of reporting persons Louise Mary Garbarino
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United Kingdom

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 266,701,555 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 266,701,555 (1)

(11)	Aggregate amount beneficially owned by each reporting person 266,701,555 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 64.4% (2)
(14)	Type of reporting person (see instructions) IN

(1)	The Ordinary Shares beneficially owned may be exchanged into American Depositary Shares on a twelve-for-one basis.
(2)

Based on 413,298,719 Ordinary Shares outstanding following the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated February 14, 2019 and filed with the SEC on February 15, 2019.

CUSIP No. 85788D100	Page 4 of 19

(1)	Names of reporting persons Jill Marie Franklin
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United Kingdom

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 266,701,555 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 266,701,555 (1)

(11)	Aggregate amount beneficially owned by each reporting person 266,701,555 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 64.4% (2)
(14)	Type of reporting person (see instructions) IN

(1)	The Ordinary Shares beneficially owned may be exchanged into American Depositary Shares on a twelve-for-one basis.
(2)

Based on 413,298,719 Ordinary Shares outstanding following the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated February 14, 2019 and filed with the SEC on February 15, 2019.

CUSIP No. 85788D100	Page 5 of 19

(1)	Names of reporting persons Peter Stuart Allenby Edwards
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United Kingdom

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 266,701,555 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 266,701,555 (1)

(11)	Aggregate amount beneficially owned by each reporting person 266,701,555 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 64.4% (2)
(14)	Type of reporting person (see instructions) IN

(1)	The Ordinary Shares beneficially owned may be exchanged into American Depositary Shares on a twelve-for-one basis.
(2)

Based on 413,298,719 Ordinary Shares outstanding following the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated February 14, 2019 and filed with the SEC on February 15, 2019.

CUSIP No. 85788D100	Page 6 of 19

(1)	Names of reporting persons Raymond Long Sing Tang
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United Kingdom

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 266,701,555 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 266,701,555 (1)

(11)	Aggregate amount beneficially owned by each reporting person 266,701,555 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 64.4% (2)
(14)	Type of reporting person (see instructions) IN

(1)	The Ordinary Shares beneficially owned may be exchanged into American Depositary Shares on a twelve-for-one basis.
(2)

Based on 413,298,719 Ordinary Shares outstanding following the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated February 14, 2019 and filed with the SEC on February 15, 2019.

CUSIP No. 85788D100	Page 7 of 19

(1)	Names of reporting persons Equal Talent Investments Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 19,533,720 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 19,533,720 (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 19,533,720 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.7% (2)
(14)	Type of reporting person (see instructions) CO

(1)	The Ordinary Shares beneficially owned may be exchanged into American Depositary Shares on a twelve-for-one basis.
(2)

Based on 413,298,719 Ordinary Shares outstanding following the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated February 14, 2019 and filed with the SEC on February 15, 2019.

CUSIP No. 85788D100	Page 8 of 19

(1)	Names of reporting persons Maria Lam
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 19,533,720 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 19,533,720 (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 19,533,720 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 4.7% (2)
(14)	Type of reporting person (see instructions) IN

(1)	The Ordinary Shares beneficially owned may be exchanged into American Depositary Shares on a twelve-for-one basis.
(2)

Based on 413,298,719 Ordinary Shares outstanding following the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated February 14, 2019 and filed with the SEC on February 15, 2019.

CUSIP No. 85788D100	Page 9 of 19

(1)	Names of reporting persons Season Pioneer Investments Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 39,066,276 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 39,066,276 (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 39,066,276 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.5% (2)
(14)	Type of reporting person (see instructions) CO

(1)	The Ordinary Shares beneficially owned may be exchanged into American Depositary Shares on a twelve-for-one basis.
(2)

Based on 413,298,719 Ordinary Shares outstanding following the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated February 14, 2019 and filed with the SEC on February 15, 2019.

CUSIP No. 85788D100	Page 10 of 19

(1)	Names of reporting persons Tracy Gia Yunn Tsoi
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Australia

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 39,066,276 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 39,066,276 (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 39,066,276 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.5% (2)
(14)	Type of reporting person (see instructions) IN

(1)	The Ordinary Shares beneficially owned may be exchanged into American Depositary Shares on a twelve-for-one basis.
(2)

Based on 413,298,719 Ordinary Shares outstanding following the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated February 14, 2019 and filed with the SEC on February 15, 2019.

CUSIP No. 85788D100	Page 11 of 19

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the ordinary shares, par value $0.0003 per share (the “Ordinary Shares”), of Stealth BioTherapeutics Corp, a Cayman Islands company (the “Issuer”), which conducts its operations in the United States through Stealth BioTherapeutics, Inc., a Delaware corporation (“Stealth Delaware”). The address of the principal executive office of Stealth Delaware is 275 Grove Street, Suite 3-107, Newton, Massachusetts 02466. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a)	This statement is filed by:

(i)	Morningside Venture (I) Investments Limited, a British Virgin Islands exempted company (“MVIL”), with respect to the Ordinary Shares directly and beneficially owned by it;

(ii)	Louise Mary Garbarino, with respect to the Ordinary Shares beneficially owned by her as a result of her position as a director with MVIL;

(iii)	Jill Marie Franklin, with respect to the Ordinary Shares beneficially owned by her as a result of her position as a director with MVIL;

(iv)	Peter Stuart Allenby Edwards, with respect to the Ordinary Shares beneficially owned by him as a result of his position as a director with MVIL;

(v)	Raymond Long Sing Tang, with respect to the Ordinary Shares beneficially owned by him as a result of his position as a director with MVIL;

(vi)	Equal Talent Investments Limited, a British Virgin Islands exempted company (“ETIL”), with respect to the Ordinary Shares beneficially owned by it;

(vii)	Maria Lam, with respect to the Ordinary Shares beneficially owned by her as a result of her position as a director with ETIL;

(viii)	Season Pioneer Investments Limited, a British Virgin Islands exempted company (“SPIL”), with respect to the Ordinary Shares beneficially owned by it; and

(ix)	Tracy Gia Yunn Tsoi, with respect to the Ordinary Shares beneficially owned by her as a result of her position as a director with SPIL.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Louise Mary Garbarino, Jill Marie Franklin, Peter Stuart Allenby Edwards and Raymond Long Sing Tang, are the directors of MVIL and share voting and dispositive power with respect to the securities held by MVIL. Ms. Garbarino, Ms. Franklin, Mr. Edwards and Mr. Tang each disclaim beneficial ownership of the securities owned directly by MVIL, except to the extent of their pecuniary interest therein. MVIL disclaims beneficial ownership of the securities owned directly by ETIL and SPIL. MVIL is ultimately wholly beneficially owned by a family trust established by Madam Chan Tan Ching Fen.

CUSIP No. 85788D100	Page 12 of 19

Maria Lam, is the sole director of ETIL and has sole voting and dispositive power with respect to the securities held by ETIL. Ms. Lam disclaims beneficial ownership of the securities owned directly by ETIL, except to the extent of her pecuniary interest therein. ETIL disclaims beneficial ownership of the securities owned directly by MVIL and SPIL. ETIL is ultimately wholly beneficially owned by a trust over which Peter Stuart Allenby Edwards has sole authority to remove the trustee.

Tracy Gia Yunn Tsoi, is the sole director of SPIL and has sole voting and dispositive power with respect to the securities held by SPIL. Ms. Tsoi disclaims beneficial ownership of the securities owned directly by SPIL, except to the extent of her pecuniary interest therein. SPIL disclaims beneficial ownership of the securities owned directly by MVIL and ETIL. SPIL is ultimately wholly beneficially owned by a trust over which Peter Stuart Allenby Edwards has sole authority to remove the trustee.

(b)	The business address of each of the Reporting Persons is:

(i)	With respect to MVIL, Ms. Garbarino, Ms. Franklin, Mr. Edwards and Mr. Tang:

c/o THC Management Services S.A.M.,

2nd Floor, Le Prince De Galles

3-5 Avenue Des Citronniers

MC 98000, Monaco

With copies to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

Springfield Financial Advisory Limited

Attn: Alice Li/Makim Ma

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

(ii)	With respect to ETIL and Ms. Lam:

c/o THC Management Services S.A.M.,

2nd Floor, Le Prince De Galles

3-5 Avenue Des Citronniers

MC 98000, Monaco

With copies to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

CUSIP No. 85788D100	Page 13 of 19

Springfield Financial Advisory Limited

Attn: Alice Li/Makim Ma

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

(iii)	With respect to SPIL and Ms. Tsoi:

c/o THC Management Services S.A.M.,

2nd Floor, Le Prince De Galles

3-5 Avenue Des Citronniers

MC 98000, Monaco

With copies to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

Springfield Financial Advisory Limited

Attn: Alice Li/Makim Ma

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

(c)	The present principal business of MVIL, Ms. Garbarino, Ms. Franklin, Mr. Edwards, Mr. Tang, ETIL, Ms. Lam, SPIL and Ms. Tsoi is the venture capital and private equity investment business.

(d)	No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship of the Reporting Persons is as set forth below:

MVIL	British Virgin Islands
Ms. Garbarino	United Kingdom
Ms. Franklin	United Kingdom
Mr. Edwards	United Kingdom
Mr. Tang	United Kingdom
ETIL	British Virgin Islands
Ms. Lam	Canada
SPIL	British Virgin Islands
Ms. Tsoi	Australia

CUSIP No. 85788D100	Page 14 of 19

Item 3. Source and Amount of Funds or Other Consideration.

Between April 2006 and December 2016 MVIL acquired an aggregate of 91,167,065 Series A convertible preferred shares of the Issuer (the “Series A Preferred Shares”) for an aggregate purchase price of $199,999,990 and an aggregate of 65,779,975 Ordinary Shares for an aggregate purchase price of $29,600,000. All such shares were acquired with working capital.

In December 2009, in connection with the purchase of Series A Preferred Shares, the Issuer issued MVIL a warrant to purchase an aggregate of 333,333 Ordinary Shares of the Issuer at an exercise price of $0.03 per share. In November 2016, MVIL fully exercised this warrant for an aggregate purchase price of $9,999.99. All such shares were acquired with working capital.

In January 2013, MVIL acquired share options to purchase 600,000 Ordinary Shares, which are issuable upon the exercise of such option within 60 days after December 31, 2018. If such options are exercised, all such shares will be acquired with working capital.

In January 2018, the Issuer entered into a note exchange agreement with MVIL pursuant to which MVIL exchanged outstanding convertible notes for a new convertible note in the principal amount of $52,400,000 representing the aggregate principal amount of the outstanding convertible notes plus accrued interest (the “January 2018 Shareholder Note”). In October 2018, the Issuer entered into a note purchase agreement with MVIL pursuant to which the Issuer issued to MVIL three notes in the aggregate principal amount of $30,000,000 in October 2018, December 2018 and January 2019, on substantially the same terms as the January 2018 Shareholder Note (collectively with the January 2018 Shareholder Note, the “2018 Shareholder Notes”). The 2018 Shareholder Notes in the aggregate principal amount of $82,400,000 converted upon the closing of the initial public offering into 108,821,182 Ordinary Shares. All such shares were acquired with working capital.

On February 20, 2019, upon the closing of the Issuer’s initial public offering, MVIL’s Series A Preferred Shares were converted into Ordinary Shares on a 1-for-1 basis.

On February 20, 2019, in connection with the Issuer’s initial public offering, ETIL acquired 1,627,810 American Depositary Shares (“ADSs”), which represent 19,533,720 Ordinary Shares, for an aggregate purchase price of $19,533,720. Such ADSs were acquired with working capital.

On February 20, 2019, in connection with the Issuer’s initial public offering, SPIL acquired 3,255,523 ADSs, which represent 39,066,276 Ordinary Shares, for an aggregate purchase price of $39,066,276. Such ADSs were acquired with working capital.

On December 28, 2018, the Issuer effected a three-for-one reverse share split of its issued and outstanding Ordinary Shares and share options and a proportional adjustment to the existing conversion ratios for the Series A Preferred Shares through a consolidation of its share capitalization. All share figures set forth herein reflect such reverse share split.

Item 4. Purpose of Transaction.

The securities reported herein were acquired solely for investment purposes with the aim of increasing the value of the investment and the Issuer.

CUSIP No. 85788D100	Page 15 of 19

Other than as described above, the Reporting Persons do not have any plans or proposals which would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The aggregate percentage of Ordinary Shares reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based upon 413,298,719 of the Issuer’s Ordinary Shares outstanding following the Issuer’s initial public offering, which closed on February 20, 2019. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.

A.	Morningside Venture (I) Investments Limited

(a)

As of the closing of business on February 14, 2019, MVIL beneficially owned 266,701,555 Ordinary Shares, representing a beneficial ownership of approximately 64.4% of the Ordinary Shares. All such shares are directly held by MVIL.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	266,701,555
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	266,701,555

CUSIP No. 85788D100	Page 16 of 19

B.	Louise Mary Garbarino

(a)

As of the closing of business on February 14, 2019, Ms. Garbarino beneficially owned 266,701,555 Ordinary Shares, representing a beneficial ownership of approximately 64.4% of the Ordinary Shares. All such shares are directly held by MVIL.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	266,701,555
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	266,701,555

C.	Jill Marie Franklin

(a)

As of the closing of business on February 14, 2019, Ms. Franklin beneficially owned 266,701,555 Ordinary Shares, representing a beneficial ownership of approximately 64.4% of the Ordinary Shares. All such shares are directly held by MVIL.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	266,701,555
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	266,701,555

D.	Peter Stuart Allenby Edwards

(a)

As of the closing of business on February 14, 2019, Mr. Edwards beneficially owned 266,701,555 Ordinary Shares, representing a beneficial ownership of approximately 64.4% of the Ordinary Shares. All such shares are directly held by MVIL.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	266,701,555
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	266,701,555

E.	Raymond Long Sing Tang

(a)

As of the closing of business on February 14, 2019, Mr. Tang beneficially owned 266,701,555 Ordinary Shares, representing a beneficial ownership of approximately 64.4% of the Ordinary Shares. All such shares are directly held by MVIL.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	266,701,555
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	266,701,555

F.	Equal Talent Investments Limited

(a)

As of the closing of business on February 20, 2019, ETIL held 1,627,810 ADSs, representing 19,533,720 Ordinary Shares and a beneficial ownership of approximately 4.7% of the Ordinary Shares. All such ADSs are directly held by ETIL.

CUSIP No. 85788D100	Page 17 of 19

(b)	1. Sole power to vote or direct vote:	19,533,720
	2. Shared power to vote or direct vote:	-0-
	3. Sole power to dispose or direct the disposition:	19,533,720
	4. Shared power to dispose or direct the disposition:	-0-

G.	Maria Lam

(a)

As of the closing of business on February 20, 2019, Ms. Lam beneficially owned 19,533,720 Ordinary Shares, representing a beneficial ownership of approximately 4.7% of the Ordinary Shares. All such shares are beneficially owned by ETIL, which directly holds 1,627,810 ADSs.

(b)	1. Sole power to vote or direct vote:	19,533,720
	2. Shared power to vote or direct vote:	-0-
	3. Sole power to dispose or direct the disposition:	19,533,720
	4. Shared power to dispose or direct the disposition:	-0-

H.	Season Pioneer Investments Limited

(a)

As of the closing of business on February 20, 2019, SPIL held 3,255,523 ADSs, representing 39,066,276 Ordinary Shares and a beneficial ownership of approximately 9.5% of the Ordinary Shares. All such ADSs are directly held by SPIL.

(b)	1. Sole power to vote or direct vote:	39,066,276
	2. Shared power to vote or direct vote:	-0-
	3. Sole power to dispose or direct the disposition:	39,066,276
	4. Shared power to dispose or direct the disposition:	-0-

I.	Tracy Gia Yunn Tsoi

(a)

As of the closing of business on February 20, 2019, Ms. Tsoi beneficially owned 39,066,276 Ordinary Shares, representing a beneficial ownership of approximately 9.5% of the Ordinary Shares. All such shares are beneficially owned by SPIL, which directly holds 3,255,523 ADSs.

(b)	1. Sole power to vote or direct vote:	39,066,276
	2. Shared power to vote or direct vote:	-0-
	3. Sole power to dispose or direct the disposition:	39,066,276
	4. Shared power to dispose or direct the disposition:	-0-

(c)	See Item 3.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 85788D100	Page 18 of 19

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

MVIL, SPIL and ETIL may act together with respect to the voting and disposition of the securities held by such entities.

Lock-up Agreement

MVIL has agreed not to sell or transfer any Ordinary Shares or securities convertible into, exchangeable for, exercisable for, or repayable with Ordinary Shares, for 180 days after February 14, 2019 without first obtaining the written consent of Jefferies LLC. Specifically, MVIL has agreed, with certain limited exceptions, not to directly or indirectly offer, pledge, sell or contract to sell any Ordinary Shares, sell any option or contract to purchase any Ordinary Shares, purchase any option or contract to sell any Ordinary Shares, grant any option, right or warrant for the sale of any Ordinary Shares, lend or otherwise dispose of or transfer any Ordinary Shares, request or demand that the Issuer file a registration statement related to the Ordinary Shares, or enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Ordinary Shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise. This lock-up provision applies to Ordinary Shares and to securities convertible into or exchangeable or exercisable for or repayable with Ordinary Shares. It also applies to Ordinary Shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement

99.2	Lock-up Agreement dated October 23, 2018 regarding Proposed Public Offering by Stealth BioTherapeutics Corp between Jefferies LLC and Morningside Venture (I) Investments Limited

CUSIP No. 85788D100	Page 19 of 19

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: February 28, 2019

MORNINGSIDE VENTURE (I) INVESTMENTS LIMITED

By:	/s/ Louise Mary Garbarino
Louise Mary Garbarino, Director

/s/ Louise Mary Garbarino
Louise Mary Garbarino

/s/ Jill Marie Franklin
Jill Marie Franklin

/s/ Peter Stuart Allenby Edwards
Peter Stuart Allenby Edwards

/s/ Raymond Long Sing Tang
Raymond Long Sing Tang

EQUAL TALENT INVESTMENTS LIMITED

By:	/s/ Maria Lam
Maria Lam, Director

/s/ Maria Lam
Maria Lam

SEASON PIONEER INVESTMENTS LIMITED

By:	/s/ Tracy Gia Yunn Tsoi
Tracy Gia Yunn Tsoi, Director

/s/ Tracy Gia Yunn Tsoi
Tracy Gia Yunn Tsoi